SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 21, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications reports that its controlling shareholder filed an immediate report

PARTNER COMMUNICATIONS REPORTS THAT ITS
CONTROLLING SHAREHOLDER FILED AN IMMEDIATE
REPORT

Rosh Ha’ayin, Israel, August 21, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports today, following the Company's press releases and immediate reports dated June 3, June 4 and June 5, 2012, that its controlling shareholder, Scailex Corporation Ltd. ("Scailex") filed today an immediate report regarding the termination of the purchase agreement between Scailex and its controlling shareholder, Suny Electronics Ltd., and Persall Pte. Ltd., a Singaporean corporation from the Hutchison Group or an entity on its behalf, and Kelburgh Pte. Ltd., a Singaporean corporation held by Li Ka-Shing Foundation Limited or an entity on its behalf.

For Scailex's full immediate report, see: http://maya.tase.co.il/bursa/report.asp?report_cd=758020 or its informal English translation attached to our immediate report on Form 6-k to be furnished to the Securities and Exchange Commission later today.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

Scailex Corporation Ltd.

("Scailex" or "the Company")

48 Ben Zion Galis St., Petach Tikva 49277

Tel: 03-9057730 Fax: 03-9300424
August 20, 2012

To Israel Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (Via Magna)	To Tel-Aviv Stock Exchange 54 Ahad Ha'am St. Tel-Aviv 65202 (Via Magna)

Dear Sir/Madam,

Re: Immediate Report

(Immediate report according to regulation 36(A) of the Securities Regulations (Periodic and
Immediate Reports)-1970)

Further to previous immediate reports that the Company published with respect to the Company's entering into an agreement ("the Purchase Agreement") with Persall Pte. Ltd., a Singaporean corporation from the Hutchison Group or an entity on its behalf and with Kelburgh Pte. Ltd., a Singaporean corporation held by Li Ka-Shing Foundation Limited or an entity on its behalf (the latter together: "the Purchasers"), and with the Company's controlling shareholder, Suny Electronics Ltd. ("Suny"), the Company hereby announces that the Company and Suny received from the Purchasers, a short while ago, a notice of termination of the Purchase Agreement (" the Termination Notice"). The Purchasers announced the termination of the Purchase Agreement as a result of the following findings and events that constitute, according to the Purchasers, severally and jointly, a Material Adverse Effect, as defined in the Purchase Agreement, that prevents, according to the Purchasers, the fulfillment of a pre-condition for the completion of the transaction: (a) a material decrease in the results of operation of Partner Communications Company Ltd., based on the financial results of the second quarter of 2012, that is deemed to be Due Diligence Adverse Findings; (b) incorrectness of one of the representations of Suny in the Purchase Agreement; and (c) a number of additional breaches of the Purchase Agreement that are in addition to the above findings and events. In addition, the Purchasers expressed their concern that it will not be possible to complete the purchase of the Company bonds in accordance with the conditions of the partial tender for bonds, in light of the firm position that the joint representatives of the holders of the Company bonds presented against the said tender.

Since the Termination Notice, together with the alleged claims that arise from it, have just been served to the Company, they are being studied and examined by the Company and therefore the Company is unable to assess, at this preliminary stage, the validity of the Termination Notice of the Purchase Agreement and the affect of the Termination Notice on the Company, the condition of its business, its results and its securities.

In addition and as a result of the above-mentioned, the Company hereby notifies of cancellation of the extraordinary general meeting of shareholders of the Company that was to be convened on September 3,  2012 for the approval of the Purchase Agreement.

Yours Sincerely, Scailex Corporation Ltd. By: Yahel Shachar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: August 21, 2012